                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                   Under the Securities Exchange Act of 1934


                            THE CERPLEX GROUP, INC.
                                (Name of Issuer)


                                  COMMON STOCK
                                $.001 PAR VALUE
                         (Title of Class of Securities)


                                   156913204
                                 (CUSIP Number)


                                William A. Klein
                          c/o The Cerplex Group, Inc.
                                1382 Bell Avenue
                            Tustin, California 92680
                            Tel. No.: (714) 258-5600
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                              and Communications)


                                 April 4, 1997
                         (Date of Event which Requires
                           Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following: [ ]


---------------
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                            Exhibit Index at Page 12
                                  Page 1 of 13

                                  SCHEDULE 13D

================================================================================
CUSIP No. 156913 20 4                                         Page 2 of 13 Pages
--------------------------------------------------------------------------------
            1  NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               William A. Klein
--------------------------------------------------------------------------------
            2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [X]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
            3  SEC USE ONLY

--------------------------------------------------------------------------------
            4  SOURCE OF FUNDS*

               PF
--------------------------------------------------------------------------------
            5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) OR 2(E)                               [ ]
--------------------------------------------------------------------------------
            6  CITIZENSHIP OR PLACE OF ORGANIZATION

               United States
--------------------------------------------------------------------------------
                            7  SOLE VOTING POWER

       NUMBER OF               8,654,281 shares
        SHARES             -----------------------------------------------------
      BENEFICIALLY          8  SHARED VOTING POWER
     OWNED BY EACH
       REPORTING               0
      PERSON WITH          -----------------------------------------------------
                            9  SOLE DISPOSITIVE POWER

                               8,654,281 shares
                           -----------------------------------------------------
                           10  SHARED DISPOSITIVE POWER

                               0
--------------------------------------------------------------------------------
           11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               8,654,281
--------------------------------------------------------------------------------
           12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                              [ ]

--------------------------------------------------------------------------------
           13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               42.5% - See Item 5
--------------------------------------------------------------------------------
           14  TYPE OF REPORTING PERSON*

               IN
================================================================================
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

================================================================================
CUSIP No. 156913 20 4                                         Page 3 of 13 Pages
--------------------------------------------------------------------------------
            1  NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Carolyn Klein
--------------------------------------------------------------------------------
            2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [X]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
            3  SEC USE ONLY

--------------------------------------------------------------------------------
            4  SOURCE OF FUNDS*

               PF
--------------------------------------------------------------------------------
            5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) OR 2(E)                               [ ]
--------------------------------------------------------------------------------
            6  CITIZENSHIP OR PLACE OF ORGANIZATION

               California
--------------------------------------------------------------------------------
                            7  SOLE VOTING POWER

       NUMBER OF               8,654,281 shares
        SHARES             -----------------------------------------------------
      BENEFICIALLY          8  SHARED VOTING POWER
     OWNED BY EACH
       REPORTING               0
      PERSON WITH          -----------------------------------------------------
                            9  SOLE DISPOSITIVE POWER

                               8,654,281 shares
                           -----------------------------------------------------
                           10  SHARED DISPOSITIVE POWER

                               0
--------------------------------------------------------------------------------
           11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               8,654,281
--------------------------------------------------------------------------------
           12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                              [ ]

--------------------------------------------------------------------------------
           13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               42.5% - See Item 5
--------------------------------------------------------------------------------
           14  TYPE OF REPORTING PERSON*

               IN
================================================================================
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

================================================================================
CUSIP No. 156913 20 4                                         Page 4 of 13 Pages
--------------------------------------------------------------------------------
            1  NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Klein Investments Family Limited Partnership
--------------------------------------------------------------------------------
            2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [X]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
            3  SEC USE ONLY

--------------------------------------------------------------------------------
            4  SOURCE OF FUNDS*

               PF
--------------------------------------------------------------------------------
            5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) OR 2(E)                               [ ]
--------------------------------------------------------------------------------
            6  CITIZENSHIP OR PLACE OF ORGANIZATION

               California
--------------------------------------------------------------------------------
                            7  SOLE VOTING POWER

       NUMBER OF               2,442,599 shares
        SHARES             -----------------------------------------------------
      BENEFICIALLY          8  SHARED VOTING POWER
     OWNED BY EACH
       REPORTING               0
      PERSON WITH          -----------------------------------------------------
                            9  SOLE DISPOSITIVE POWER

                               2,442,599 shares
                           -----------------------------------------------------
                           10  SHARED DISPOSITIVE POWER

                               0
--------------------------------------------------------------------------------
           11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               2,442,599
--------------------------------------------------------------------------------
           12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                              [ ]

--------------------------------------------------------------------------------
           13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               12.2% - See Item 5
--------------------------------------------------------------------------------
           14  TYPE OF REPORTING PERSON*

               PN
================================================================================
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

================================================================================
CUSIP No. 156913 20 4                                         Page 5 of 13 Pages
--------------------------------------------------------------------------------
            1  NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Klein 1994 Charitable Remainder Unitrust
--------------------------------------------------------------------------------
            2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [X]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
            3  SEC USE ONLY

--------------------------------------------------------------------------------
            4  SOURCE OF FUNDS*

               PF
--------------------------------------------------------------------------------
            5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) OR 2(E)                               [ ]
--------------------------------------------------------------------------------
            6  CITIZENSHIP OR PLACE OF ORGANIZATION

               California
--------------------------------------------------------------------------------
                            7  SOLE VOTING POWER

       NUMBER OF               1,271,299 shares
        SHARES             -----------------------------------------------------
      BENEFICIALLY          8  SHARED VOTING POWER
     OWNED BY EACH
       REPORTING               0
      PERSON WITH          -----------------------------------------------------
                            9  SOLE DISPOSITIVE POWER

                               1,271,299 shares
                           -----------------------------------------------------
                           10  SHARED DISPOSITIVE POWER

                               0
--------------------------------------------------------------------------------
           11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               1,271,299
--------------------------------------------------------------------------------
           12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                              [ ]

--------------------------------------------------------------------------------
           13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               6.2% - See Item 5
--------------------------------------------------------------------------------
           14  TYPE OF REPORTING PERSON*

               OO
================================================================================
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.           Security and Issuer.

                  This Statement relates to the common stock, par value
$0.001 per share (the "Common Stock"), of The Cerplex Group, Inc., a Delaware corporation (the "Company"), including shares of Common Stock issued or issuable upon conversion of Series B Preferred Stock (the "Series B Stock"), which are beneficially owned by the Reporting Persons (as defined in Item 2 below). In accordance with Rule 13d-3(d)(1)(i) promulgated under the Act, these shares of Common Stock have been treated, for the purposes of this filing, as Common Stock beneficially owned by the Reporting Persons (as defined in Item 2 below).

                  The Company's principal executive offices are located at 1382 Bell Avenue, Tustin, CA 92680.

                  The information set forth in the Exhibits hereto is hereby expressly incorporated herein by reference and the responses to each item of this Schedule 13D are qualified in their entirety by the provisions of such Exhibits.

Item 2.           Identity and Background.

                  This Schedule 13D is being filed jointly on behalf of the following persons (collectively, the "Reporting Persons"): (1) William A. Klein, a natural person, (2) Carolyn Klein, a natural person (hereinafter collectively called "Klein"), (3) William A. Klein and Carolyn Klein as General Partners of the Klein Investments Family Limited Partnership, a California limited partnership ("Klein Partnership"); and (4) William A. Klein and Carolyn Klein, as Trustees of the Klein 1994 Charitable Remainder Unitrust, a California trust ("Klein Trust"). This Schedule 13D is filed on behalf of the Klein Trust, the Klein Partnership and the Klein Foundation, a California trust ("Klein Foundation") to the extent that such filings may be required.

                  William A. Klein is a natural person and a citizen of the United States. Klein's business address is 1382 Bell Avenue, Tustin, CA 92680. Mr. Klein's principal occupation or employment is as the Chairman of the Board of Directors of the Company. The principal business of the Company is providing computer programming, data processing and similar services. The principal business address of the Company is 1382 Bell Avenue, Tustin, California 92680.

                  Carolyn Klein is a natural person and a citizen of the United States. Klein's business address is c/o William A. Klein, 1382 Bell Avenue, Tustin, CA 92680. Mrs. Klein's principal occupation is as an attorney, presently in an inactive status.

                  The Klein Partnership is a California limited partnership formed to make investments. Klein is the general partner of the Klein Partnership and makes all of the investment and voting decisions on the part of Klein Partnership. The address of the principal business and principal office of Klein Partnership is c/o William A. Klein, 1382 Bell Avenue, Tustin, California 92680.

                  The Klein Trust is a California trust formed for purposes of estate planning for Klein and for charitable purposes. Klein is a trustee of the Klein Trust and exercises all voting rights and dispositive powers with respect to the shares of stock beneficially owned by Klein Trust. The address of the principal business and principal office of Klein Trust is c/o William A. Klein, 1382 Bell Avenue, Tustin, California 92680.

                  The Klein Foundation is a California trust formed for purposes of charitable giving. Klein, as trustees of the Klein Foundation, each exercises all voting rights and dispositive powers with respect to the shares of stock beneficially owned by Klein Trust. The address of the principal business and principal office of Klein Foundation is c/o William
A. Klein, 1382 Bell Avenue, Tustin, California 92680.

                 During the past five (5) years none of the Reporting
Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to United States federal or state securities laws or finding any violation with respect to such laws.

Item 3.           Source and Amount of Funds or Other Consideration.

                  On April 4, 1997, the Klein Trust and the Klein Partnership consummated a private purchase of an aggregate of 750 shares of outstanding Series B Preferred Stock (the "Series B Stock"). The Series B Stock was converted into Common Stock upon the consummation of the purchase described above. The Series B Preferred Stock was convertible on the terms of the Certificate of Designation of Preferences of Series B Preferred Stock of The Cerplex Group, Inc., dated June 7, 1996 (the "Series B Certificate of Designation").

                  The Series B Stock was sold by the purchasers at a purchase price of $1000.00 per share. With personal funds, Klein Trust purchased 250 shares of the Series B Stock from Whitman Partners, LP, and Klein Partnership purchased 427 shares from Scorpion Offshore Investment Fund, 32 shares from Common Fund Equity Fund, 25 shares from Chestnut Pacific Ltd. Partners, and 16 shares from The & Trust. Each such share of the Series B Stock was converted into shares of Common Stock as follows: the Klein Trust, which prior to the transaction already held 50,000 shares was issued an additional 1,221,299 shares of Common Stock and the Klein Partnership was issued an 2,442,599 shares of Common Stock. The conversion price ($0.2047) was determined at 80% of a ten-day average closing bid price for the Common Stock on the over-the-counter market for the period ended 3 days prior to the conversion of the Series B Preferred Stock.

                  Attached hereto as Exhibit 99.1 is the Agreement for Purchase and Sale of Stock dated as of April 1, 1997, between The Klein Trust and Whitman Partners, LP.

                  Attached hereto as Exhibit 99.2 is the Agreement for Purchase and Sale of Stock dated as of April 1, 1997, between The Klein Partnership and Scorpion Offshore Investment Fund. The Klein Partnership also entered into agreements of substantially identical tenor (except the number of shares) with, respectively, The Common Fund Equity Fund, Chestnut Pacific Ltd. Partners, and The & Trust. The amounts purchased from each such fund are set forth in Item 3.

Item 4.           Purpose of Transaction.

                  The Klein Partnership and Klein Trust acquired 750 shares of Series B Preferred Stock and converted all of it into shares of Common Stock. The Series B Preferred Stock purchased by each of them and the Common Stock received upon conversion of the Series B Preferred Stock were purchased by them solely for investment purposes. Depending on market and other conditions, each of them, in the ordinary course of its investment activities, may acquire additional shares of Common Stock for investment purposes, as applicable, if such shares become available at prices that are attractive to either, or may dispose of all or a portion of the shares of Common Stock that they currently own or hereafter acquire. In addition, any of the other Reporting Persons may acquire shares of Common Stock for investment purposes. Any of the Reporting Persons may from time to time consider and act upon plans or proposals which relate to or result in the actions described in the instructions to Item 4 of
Schedule 13D.

                  In connection with the purchase, the sellers assigned to each respective purchaser the registration rights provisions contained in the Registration Rights Agreement dated as of November 13, 1993, among the Company and the purchasers of the Series B Stock, as amended (the "Registration Rights Agreement"). As indicated above, 750 shares of Series B Stock were converted into Common Stock, and purchase of the Series B Stock included the rights to register shares of Common Stock issuable upon conversion. The Registration Rights Agreement and Amendments are incorporated herein by reference as Exhibit 99.5.

Item 5.           Interest in the Securities of the Issuer.

                  Mr. Klein may be deemed to be the beneficial owner of the 4,760,383 shares of Common Stock owned directly by William A. Klein, as well as the 180,000 shares of Common Stock owned by the Klein Foundation, the 1,271,299 shares of Common Stock held by the Klein Trust, and the 2,442,599 shares of Common Stock held by the Klein Partnership. Mr. Klein disclaims beneficial ownership as to the shares held by the Klein Foundation or the Klein Trust (except to the extent of his pecuniary interest as a beneficiary or the Klein Trust). William A. Klein has the sole power to vote and the sole power to dispose of the shares of Common Stock owned directly by him.

                  Mrs. Klein may be deemed to be the beneficial owner of the 4,760,383 shares of Common Stock owned directly by William A. Klein, as well as the 180,000 shares of Common Stock owned by the Klein Foundation, the 1,271,299 shares of Common Stock held by the Klein Trust, and the 2,442,599 shares of Common Stock held by the Klein Partnership. Mrs. Klein disclaims beneficial ownership as to the shares held by the Klein Foundation or the Klein Trust (except to the extent of her pecuniary interest as a beneficiary or the Klein Trust).

                  The Klein Trust may be deemed to be the beneficial owner of the 1,271,299 shares of Common Stock owned directly by it, or any of the 7,382,982 other shares of Common Stock beneficially owned by Klein and/or the other entities, as described above. The 1,271,299 shares owned by the Klein Trust and the 7,382,982 shares owned by Mr. Klein and the other entities with which he is affiliated represent approximately 6.2% and 36.3% of the Company's outstanding Common Stock, respectively, or 42.5% in the aggregate. As trustee of the Klein Trust, William A. Klein has the sole power to vote and the sole power to dispose of the shares of Common Stock owned directly by it.

                  The Klein Foundation may be deemed to be the beneficial owner of the 180,000 shares of Common Stock owned directly by it, or any of the 8,474,281 other shares of Common Stock beneficially owned by Klein and/or the other entities, as described above. The 180,000 shares owned by the Klein Foundation and the 8,474,281 shares owned by Mr. Klein and the other entities with which he is affiliated represent approximately 0.9% and 41.6% of the Company's outstanding Common Stock, respectively, or 42.5% in the aggregate. As trustee of the Klein Foundation, Klein has the sole power to vote and the sole power to dispose of the shares of Common Stock owned directly by it.

                  The Klein Partnership may be deemed to be the beneficial owner of the 2,442,599 shares of Common Stock owned directly by it, or any of the 6,211,682 other shares of Common Stock beneficially owned by Klein and/or the other entities, as described above. The 2,442,599 shares owned by the Klein Partnership and the 6,211,682 shares owned by Mr. Klein and the other entities with which he is affiliated represent approximately 12.0% and 30.5% of the Company's outstanding Common Stock, respectively, or 42.5% in the aggregate. As general partner of the Klein Partnership, Klein has the sole power to vote and the sole power to dispose of the shares of Common Stock owned directly by it.

                  The Reporting Persons, in the aggregate, may be deemed to beneficially own 8,654,281 shares of Common Stock or approximately 42.5% of the outstanding Common Stock.

                   The percentage of outstanding shares of Common Stock reported as beneficially owned by each Reporting Person herein on the date hereof is based upon the 16,696,905 shares of Common Stock outstanding as of March 25, 1997, based upon information furnished on behalf of the Company, plus the 3,663,898 newly issued shares of Common Stock acquired by the Klein Trust and the Klein Partnership as described above.

                  Except as disclosed above, no transactions in the Common Stock, the Series B Stock or options or warrants to acquire Common Stock have been effected since February 10, 1997 by the Reporting Persons, or any other person controlling the Reporting Persons.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  The Klein Partnership and the Klein Trust are parties, respectively, to Agreements for Purchase and Sale of Stock attached hereto as Exhibits 99.1 and 99.2, and described elsewhere herein. The agreements include provisions granting the purchasers certain first refusal rights to acquire additional shares from the sellers in the event that such sellers intend to sell additional shares of Series B Stock during a specified time period.

                  The purchasers of the Series B Stock (including successors and assigns) agreed to certain restrictions with respect to the transfer of their shares and were granted registration rights pursuant to certain provisions in the Registration Rights Agreement. The registration Rights Agreement as amended is incorporated herein by reference as Exhibit 99.5.

                  The Company originally issued its Series B Preferred Stock pursuant to the Stock Purchase Agreement dated June 10, 1996 incorporated by reference herein as Exhibit 99.3. The terms of the Series B Preferred Stock are provided in the Certificate of Designation of Series B Preferred Stock incorporated by reference herein as Exhibit 99.4.

                  Except for the agreements described in this Item 6 and the relationships described in Item 2 above, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons enumerated in Item 2 above, and any other person, with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.           Material to be filed as Exhibits.

Exhibit 99.1: Agreement for Purchase and Sale of Stock dated April dated April 1, 1997 between William A. Klein, Trustee of the Klein 1994 Charitable Remainder Unitrust and Whitman Partners, LP regarding 250 shares of Series B Preferred Stock.)

Exhibit 99.2: Agreement for Purchase and Sale of Stock dated April 1, 1997 between Klein Investments Family Limited Partnership and Scorpion Offshore Investment Fund regarding 427 shares of Series B Preferred Stock. (Agreements in substantially identical form with other sellers are omitted, under which Klein Partnership purchased 32 shares from Common Fund Equity Fund, 25 shares from Chestnut Pacific Ltd. Partners, and 16 shares from The & Trust.)

Exhibit 99.3: The Stock Purchase Agreement dated June 10, 1996 by and among the Company and the investors listed on Schedule A thereto(relating to the original issuance of the Series B Preferred Stock) incorporated by reference to Exhibit
                        4.17 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended August 31, 1996.

Exhibit 99.4: The Certificate of Designation of Series B Preferred Stock incorporated by reference to Exhibit 3.3 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended August 31, 1996.

Exhibit 99.5: Registration Rights Agreement, and Amendment No. 1 to the Registration Rights Agreement incorporated by reference to Exhibit 4.2 to the Company's Form S-1 (Registration No. 33-75004) declared effective April 8, 1994, and Amendment No. 2 to Registration Rights Agreement dated as of April 6, 1994 incorporated by reference to Exhibit 4.9 to said Form S-1, and Third Amendment to Registration Rights Agreement dated as of April 15, 1996, incorporated by reference to
                        Exhibit 4.15 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996, Fourth Amendment to Registration Rights Agreement dated June 10, 1996, incorporated herein by reference to Exhibit
                        4.18 of the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended August 31, 1996.

Exhibit 99.6:           Power of Attorney.

Exhibit 99.7:           Joint Filing Agreement.

                                   SIGNATURES

                  After reasonable inquiry and to the best knowledge and belief of the undersigned, the information set forth in this statement is true, complete and correct.

Dated:  April 11, 1997

                                        /s/ WILLIAM A. KLEIN
                                        -----------------------------------
                                            William A. Klein, an individual
                                            and as General Partner of the
                                            Klein Investments Family Limited
                                            Partnership and as Trustee of
                                            the Klein 1994 Charitable
                                            Remainder Unitrust



                                   SIGNATURES

                  After reasonable inquiry and to the best knowledge and belief of the undersigned, the information set forth in this statement is true, complete and correct.

Dated:  April 11, 1997


                                        /s/ CAROLYN KLEIN*
                                        -----------------------------------
                                            Carolyn Klein, an individual
                                            and as General Partner of the
                                            Klein Investments Family Limited
                                            Partnership and as Trustee of
                                            the Klein 1994 Charitable
                                            Remainder Unitrust


*By:  /s/ WILLIAM A. KLEIN
      --------------------------
          William A. Klein,
          Attorney-in-Fact